March 3, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jonathan E. Gottlieb

Michael Clampitt

David Lin

Re: Canwealth Minerals Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed February 10, 2015

File No. 333-201468

Ladies and Gentlemen:

We are writing in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2015 relating to Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-201468) filed on February 10, 2015 by Canwealth Minerals Corporation (the “Company”), which amends the Registration Statement on Form S-1 (Registration No. 333-201468) (the “Registration Statement”) filed with the Commission on January 13, 2015 by the Company. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Staff’s comments, is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter dated February 18, 2015 and the Staff’s comments in that letter are presented below in bold italics.

Amendment No. 1 to Registration Statement on Form S-1

1.	We note your revised disclosure in response to prior comment 3 in our letter dated February 4, 2015. Noting your disclosure on page 18, which indicates that you do not have any agreement, understanding or arrangement with Mr. Howarth with respect to your mining claims, other than the promissory notes you issued to Mr. Howarth as consideration for the acquisition of mining claims, please revise to clarify the nature of any principal-agency relationship between Canwealth and Mr. Howarth and why the prospectus refers to Mr. Howarth as your “agent”.
In response to the Staff’s comment, the Company has amended its disclosure in the first paragraph under the heading “Canwealth Mining Claims – Acquisitions and Retention of Title” on page 19 of Amendment No. 2.
2.	Your revised disclosure on page 24 indicates that you have not repaid certain promissory notes and advances that were due and payable on various dates between 2013 and 2014, and that the holders of such notes, including Mr. Howarth, have not exercised their remedies under such notes. Please revise to describe in greater detail the nature of such available remedies. If material, please add related risk factor disclosure or advise.

In response to the Staff’s comment, the Company has amended its disclosures (1) in the third paragraph under the heading “Canwealth Mining Claims – Acquisitions and Retention of Title” on page 19 of Amendment No. 2, (2) in the first four paragraphs under the heading “Market Price and Dividends on Common Equity and Related Stockholder Matters” on page 25 of Amendment No. 2, and (3) in the fourth, fifth, sixth and seventh paragraphs under the heading “Item 15. Recent Sales of Unregistered Securities” on page II-2 of Amendment No. 2.

The Company hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement, as amended, so that such Registration Statement, as amended, will become effective as of March 4, 2015 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, as amended, please be advised that the Company acknowledges to the Commission that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement, as amended, effective, it does not foreclose the Commission from taking any action with respect to such filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement, as amended, effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, as amended; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding Amendment No. 2 or otherwise, please do not hesitate to contact me at (514) 425-2020 or our outside counsel, Alan Ederer of Westerman Ball Ederer Miller Zucker & Sharfstein, LLP, at (516) 622-9200.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh

President and Chief Executive Officer

Canwealth Minerals Corporation